1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
Thomas Friedmann thomas.friedmann@dechert.com +1 202 261 3313 Direct +1 202 261 3016 Fax

July 7, 2014

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Asen Parachkevov

Re:	Eagle Point Credit Company LLC

Registration Statement on Form N-2

File Numbers: 333-196500; 811-22974

Dear Mr. Parachkevov:

On behalf of Eagle Point Credit Company LLC, a Delaware limited liability company (the “Fund”), we hereby respond to the comments raised by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in the letter dated June 30, 2014 from Asen Parachkevov, Attorney Adviser, to Thomas Friedmann, outside counsel to the Fund.

For your convenience, the Staff’s comments are repeated in this letter, and each comment is followed by the applicable response. Concurrently, the Fund is filing pre-effective amendment no. 1 (“Amendment No. 1”) to its registration statement on Form N-2 (the “Registration Statement” and the prospectus contained therein, the “Prospectus”) via EDGAR. We will also provide under separate cover courtesy copies of Amendment No.1, as submitted and marked to show the changes from the original filing of the Registration Statement.

Capitalized terms used in this letter and not otherwise defined herein shall have the meanings specified in the Registration Statement.

General

1.	We note that portions of the Registration Statement are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

July 7, 2014 Page 2

Response: The Fund acknowledges the Staff’s comment.

2.	Please advise us if you have submitted any exemptive application(s) or no-action request(s) in connection with your Registration Statement.

Response: Although no exemptive or no-action request has yet been submitted with respect to the Registration Statement, the Fund intends to submit an exemptive application to the Commission seeking an order under Section 17(d) of the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 17d-1 thereunder permitting certain co-investment transactions.

3.	Please state in your response letter whether FINRA has reviewed the proposed underwriting terms and arrangements of the transaction involved in the Registration Statement.

Response: The Fund hereby confirms that the Registration Statement was filed with FINRA on June 9, 2014. The Fund will address and resolve any FINRA comments prior to effectiveness of the Registration Statement and underwriters’ counsel will ask the FINRA examiner to notify the Staff once verbal no objections have been issued by FINRA with respect to the underwriting terms and arrangements.

4.	In various places in the Registration Statement, it is disclosed that the Fund may purchase and sell a variety of derivatives instruments. In these sections and in the sections discussing the Fund’s investment strategy, please specifically describe the Fund’s use of derivatives in a manner customized to proposed Fund operations. Please list all types of derivative instruments that are expected to be used as opposed to providing a laundry list of investment instruments. Please describe the risks applicable to the derivative instruments expected to be used. The Division of Investment Management has made a number of observations about derivative related disclosure by investment companies in a letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute dated July 30, 2010.[1] Please review the observations set forth in that letter and revise your disclosure concerning the use and risks of derivatives.

1 See http://www.sec.gov/divisions/investment/guidance/ici073010.pdf.

July 7, 2014 Page 3

Response: As requested, the Fund has made revisions to the disclosure regarding its expected use of derivative instruments. The Fund has also revised the related risk disclosure accordingly. The Fund notes that its disclosure regarding possible future uses of derivative instruments is speculative and, consequently, the degree of specificity that it can include in this disclosure is limited.

5.	Please confirm that the Fund does not intend to issue preferred stock or debt securities in the next 12 months.

Response: While the Fund has no current plans to issue preferred stock, the Fund may issue preferred stock or otherwise incur leverage in the next twelve months. The Fund has revised its disclosure accordingly. Such revisions reflect the possibility that the Fund incurs leverage during the 12-month period following the completion of the proposed offering.

Cover Page

6.	Please clarify that both the equity and junior debt tranches of CLOs in which the Fund will primarily seek to invest, as well as the collateral underlying such CLOs, could be considered “junk”. Please include a similar clarification in each section of the Prospectus where “high yield” or “below investment grade” securities are mentioned for the first time.

Response: The Fund has revised its disclosure consistent with this comment.

7.	Please include a statement that closed-end funds that are listed on an exchange frequently trade at a discount to net asset value.

Response: The Fund has revised its existing disclosure in the seventh paragraph of the cover page to the Prospectus to specifically reference exchange-listed, closed-end funds.

8.	Please include a separate line item for the amount of estimated organization and offering expenses to be paid by the Fund. Please clarify that such expenses will be borne indirectly by the Shareholders.

Response: The Fund has revised its disclosure consistent with this comment. The Fund notes that Eagle Point Credit Management LLC (the “Adviser”) has agreed to pay directly, without any possibility of reimbursement by the Fund, a portion of the expenses of the offering, including all organization costs of the Fund.

July 7, 2014 Page 4

Prospectus

Prospectus Summary

9.	Please confirm that the initial portfolio of the Fund is going to be a pro rata portion of the investments held by the Private Fund as of the date of contribution. If not pro-rata, please explain which investments were selected for contribution. We may have additional comments.

Response: The Fund hereby confirms that the portfolio contributed by Eagle Point Credit Sub Ltd. (the “Parent Company”) to the Fund on June 6, 2014 comprises a pro rata portion of the investments held directly and indirectly by the Private Fund as of such date. The Fund has clarified its disclosure relating to the pro rata contribution.

10.	Under the heading “Financing and Hedging Strategy – Leverage by the Company,” the Prospectus states that the Fund may use “different types or combinations of leveraging instruments.” Please describe with specificity.

Response: The Fund has revised its disclosure consistent with this comment.

Summary of Offering

11.	With respect to payments of administration expenses, please disclose the methodology used to allocate costs and expenses under the administration agreement and that the board exercises oversight with respect to the allocation of such expenses.

Response: The Fund respectfully submits that the cost of compensation-related expenses are allocated based on the portion of time spent by the relevant officer and his or her staff working on the Fund’s matters. The Administrator tracks such amounts and allocations in the ordinary course. Rent-based expenses are allocated based on the cost of space occupied by those individuals who work on the Fund’s matters and on the time spent by such persons on the Fund’s matters. All other expenses, such as travel and other overhead expenses, are allocated based on the expenses actually incurred on behalf of the Fund. The board of directors of the Fund intends to review the allocation methodology to be used by the Fund and the Administrator and intends to closely monitor such expense allocations on a regular basis going forward. Further, the Fund believes that the Prospectus provides sufficient information regarding the methodology used to allocate costs and expenses under the administration agreement. Finally, the Fund supplementally notes that in accordance with Staff no-action letters regarding service arrangements with affiliated entities in light of the prohibitions of Section 17(d) of the 1940 Act and Rule 17d-1 thereunder, a majority of the Fund’s non-interested directors have approved the administration agreement between the Fund and the Administrator and will exercise oversight of the services provided by the Administrator and the expenses incurred on behalf of the Fund on an ongoing basis.

July 7, 2014 Page 5

Summary of Expenses

12.	Footnote 5 to the Summary of Expenses table discloses that the incentive fee percentage listed is an estimate for the first year of operations. Please describe the assumptions on which the estimate is based on and explain to the staff why such assumptions are appropriate.

Response: The Fund has revised its disclosure to state that the estimated incentive fee for the first year of operations is based on the historical and expected future performance of the portfolio contributed to the Fund by the Parent Company, as such portfolio is expected to be impacted by the proceeds of the offering. Based on the Fund’s current business plan and pipeline of potential investments, the Fund expects to invest substantially all of the net proceeds of the offering within three to six months following completion of the offering. The actual pace of such investments will depend upon prevailing market conditions and the availability of investment opportunities that are consistent with the Fund’s investment objectives. Pending such investments, the Fund intends to invest the proceeds of the offering in temporary investments, such as cash, cash equivalents, U.S. government securities and other high-quality debt investments that mature in one year or less. This portion of the Fund’s portfolio is therefore expected to have returns substantially lower than the returns that the Fund anticipates earning from its initial portfolio during the same period. The Fund respectfully notes that it is not aware of any factors that would alter the income it expects to earn on the initial portfolio investments, nor is it able to estimate its returns on uninvested offering proceeds other than by applying the investment returns that such temporary investments are earning at this time. Therefore, the Fund respectfully submits that its assumptions are both appropriate and reasonable.

Risk Factors

13.	The sub-section titled “Synthetic Securities Risks” discusses loan assignments and participations and only the last paragraph applies to synthetic securities. Please review the disclosure and revise. Further, please include a discussion of these instruments in the sections describing the Fund’s principal investment strategies, to the extent applicable.

July 7, 2014 Page 6

Response: The Fund has revised its disclosure under the heading “Synthetic Securities Risks” to focus on the risks associated with synthetic securities and has separately captioned disclosure regarding possible loan assignments and participations. The Fund respectfully submits that synthetic securities are not part of the Fund’s principal investment strategies and it has moved disclosure relating to such securities to the section of the Prospectus titled “Additional Investments and Techniques.”

14.	Please clarify if the Fund will seek to invest in CLOs whose underlying collateral will consist of synthetic securities. Please include additional discussion in the sections describing the Fund’s principal investment strategies, to the extent applicable.

Response: The Fund respectfully submits that it does not currently hold, and does not anticipate holding in the future, any CLOs whose underlying collateral consists of material amounts of synthetic securities.

15.	Please revise the disclosures in the sub-section titled “Hedging Risks; Derivative Transactions Risk” to tailor to specific derivative instruments to be used by the Fund. Please identify such instruments with specificity and disclose applicable risks associated with the use of such instruments. See Comment 4 above.

Response: See response to Comment 4.

16.	If the Fund will invest 10% or more of its assets in foreign securities that are not publicly traded in the U.S., ensure that the risk factors include those described in the Guidelines for Form N-2, Guide 9.

Response: The Fund has revised its disclosure to include the risk factors described in Guide 9 of the Guidelines for Form N-2.

July 7, 2014 Page 7

17.	The Prospectus discloses that the Fund may make use of one or more tax blocker entities for U.S. federal income tax purposes. To the extent such entities will be used by the Fund, please confirm that the Fund’s financials will reflect taxes on unrealized gains on the investments with respect to the blockers.

Response: From time to time the Fund may utilize tax blocker entities, primarily because the character of income from some of the Fund’s investments may include operating income that would not be appropriate for a regulated investment company under Subchapter M under the Code. As prescribed by U.S. generally accepted accounting principles, the Fund’s financials will reflect taxes on unrealized gains on the investments with respect to the blockers.

Business

18.	The sub-sections titled “CLO Overview” and “CLO Market Opportunity” contain various data regarding the state of the U.S. CLO market. Please disclose the applicable source(s) of such data in all instances.

Response: The Fund has revised its disclosure consistent with this comment.

19.	With respect to the historical performance of the Adviser that is presented in the Prospectus, we have the following comments:

a.	Please confirm that the Fund’s portfolio management team has been responsible for managing the Private Fund since its inception.

Response: The Fund hereby confirms that Mr. Majewski, the Fund’s Chief Executive Officer and the Adviser’s Managing Partner, has been responsible for managing the Private Fund since its organization in November 2012. Mr. Ko joined the Private Fund’s portfolio management team in December 2012 and Mr. Spinner joined the Private Fund’s portfolio management team in February 2013, and they have been involved in managing the Private Fund since December 2012 and February 2013, respectively.

b.	Please confirm that the Private Fund was created for purposes entirely unrelated to the establishment of a performance record.

July 7, 2014 Page 8

Response: The Fund hereby confirms the Private Fund was created for purposes entirely unrelated to the establishment of a performance record for the Fund.

c.	Please inform the staff whether the Adviser has managed any other accounts that are substantially similar to the Fund. Please discuss whether such accounts were converted to registered investment companies. Please confirm whether any such account has lower performance than the Private Fund.

Response: The Fund respectfully submits that the Adviser has not managed any accounts (other than the Private Fund) that are substantially similar to the Fund.

d.	Please state whether the Adviser believes that the Private Fund could have complied with Subchapter M of the Internal Revenue Code.

Response: The Private Fund was organized in November 2012 and has been ramping up its asset base since its formation. Accordingly, given the relatively small asset base of the Private Fund during much of this period, the Adviser is unable to confirm that the Private Fund would have complied with the asset diversification requirements of Subchapter M at each quarter end since its inception. The Fund respectfully submits, however, that the Adviser believes that the Private Fund could have otherwise complied with Subchapter M of the Internal Revenue Code.

e.	Please represent that the Private Fund’s objectives, policies, guidelines and restrictions are, in all material aspects, equivalent to the Fund’s.

Response: The Fund hereby confirms that the Private Fund’s investment objectives and strategy, and related policies, guidelines and restrictions, are, in all material aspects, equivalent to the Fund’s.

f.	Please confirm that the “adjusted fees/expenses” of the Private Fund are not less than the actual fees/expenses of the Private Fund. Please confirm that the standardized SEC method for calculating performance has been used. Please disclose the source of the prior performance information.

Response: The “adjusted fees/expenses” applied to the Private Fund’s historical returns are less than the actual fees/expenses of the Private Fund for the periods shown in the Prospectus. Accordingly, the Fund has revised its disclosure so that the actual net returns of the Private Fund (taking into account the Private Fund’s actual fees/expenses) are disclosed. The Fund hereby confirms that the net returns presented are net of all investment and transaction-related expenses, operating expenses of the Private Fund and the Private Fund’s applicable management fee and incentive allocation.  The Fund has revised its disclosure to reflect the source of the prior performance information, which is the Adviser’s calculations based on the books and records of the Private Fund.

July 7, 2014 Page 9

20.	In the sub-section titled “Leverage Effects”, please confirm that the assumption amounts borrowed is representative of the Fund’s expected use of leverage.

Response: The Fund hereby confirms that the assumed borrowing amounts that will be used by the Fund to calculate the corresponding return to stockholders reflect the Fund’s best estimate as to its anticipated use of leverage during the first 12 months following the completion of the proposed offering.

Management

21.	Under the sub-section titled “Management Fee and Incentive Fee”, the Prospectus states that the Pre-Incentive Fee Net Investment Income includes accrued income that the Fund has not received in cash, such as the amount of any market discount that may be accrued on debt instruments purchased below par, as well as any such amounts received or accrued in kind. Please confirm whether the Fund’s principal investment strategy contemplates investments in original issue discount or pay in kind instruments. We may have additional comments.

Response: The Fund respectfully submits that its principal investment strategy does not contemplate investment in pay-in-kind instruments. The Fund notes that certain tranches of CLO junior debt securities, which are contemplated by the Fund as part of its principal investment strategy, may include securities having original issue discount. However, such debt investments do not currently constitute a material portion of the Fund’s portfolio and, given current market conditions, the Fund does not anticipate that such debt securities will constitute a material portion of the Fund’s portfolio in the foreseeable future.

22.	Please clearly state each portfolio manager’s business experience during the past 5 years by providing all applicable dates.

Response: The Fund has revised its disclosure consistent with this comment.

July 7, 2014 Page 10

23.	In the sub-section titled “Duties of the Board; Board Meetings and Board Committees”, please state whether the Fund has a lead independent director. If not, please disclose the fact and include an explanation.

Response: The Fund has revised it disclosure to state that the Fund has a lead independent director.

Conflicts of Interest Page 81

24.	Under the sub-section titled “Allocation of Opportunities”, please explain how allocation policies will be impacted by the limitations on affiliated transactions imposed by Section 17 of the 1940 Act (in the absence of SEC exemptive relief).

Response: The Fund has revised its disclosure consistent with this comment.

25.	The Prospectus discloses that the Fund may invest in CLOs that include loans underwritten by portfolio companies (or their affiliates) of investment funds managed by Stone Point. Please explain whether such transactions pose Section 17 issues.

Response: The Fund respectfully submits that it will not engage in transactions that are prohibited under Section 17 of the 1940 Act unless an exemptive order is obtained permitting such investments or unless an exemptive rule exists under the 1940 Act on which the Fund can rely.

Description of the Capital Structure

26.	In the table describing outstanding securities, please remove Preferred Stock, as such securities are authorized but not issued.

Response: The Fund has revised its disclosure consistent with this comment.

July 7, 2014 Page 11

27.	With respect to anti-takeover measures adopted by the Fund, please disclose the positive and negative effects of such provisions (such as the effect of depriving shareholders of an opportunity of selling their shares at a premium over the prevailing market price) and that the board has considered the provisions and determined that they are in the best interest of the Fund.

Response: The Fund has revised its disclosure consistent with this comment.

The Fund hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission, (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not foreclose the Commission from taking any action with respect to any filing, (iii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from full responsibility for the adequacy and accuracy of disclosure in its filings and (iv) the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * * * * * *

If you have any questions, please feel free to contact the undersigned by telephone at 202.261.3313 (or by facsimile at 202.261.3333) or Allison M. Fumai at 212.698.3526 (or by facsimile at 212.698.3599). Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ Thomas J. Friedmann

Thomas J. Friedmann

cc:	Thomas Majewski, Chief Executive Officer, Eagle Point Credit Company LLC

Jay L. Bernstein, Clifford Chance US LLP

Clifford R. Cone, Clifford Chance US LLP